Exhibit 99.2

DHT HOLDINGS ANNOUNCES CLOSING OF $150,000,000 OFFERING OF COMMON STOCK

HAMILTON, BERMUDA, September 16, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced today the closing of its previously announced registered direct offering of 23,076,924 shares of its common stock at a price of $6.50 per share.  DHT received net proceeds of approximately $145,500,000 after the payment of placement agent fees.  DHT intends to use the net proceeds, together with the net proceeds of certain other financing, to fund its acquisition of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (“Samco”), pursuant to a share purchase agreement with the shareholders of Samco, the expansion of its fleet, its pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

DHT’s common shares trade on the New York Stock Exchange under the symbol “DHT”.

RS Platou Markets, Inc. acted as lead manager and bookrunner, and RS Platou Markets AS and Fearnley Securities AS acted as placement agents.

This offering was made only by means of a prospectus supplement and accompanying base prospectus.  A prospectus supplement related to the offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from RS Platou Markets, Inc., 410 Park Avenue, 7th Floor, Suite 710, New York, NY 10022, Attention: Raquel Lucas, telephone +1 212 317 7080, toll free 855 864 2265 (or by e-mail at officeny@platou.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC, Suezmax and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the SEC on March 3, 2014.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +47 412 92 712
E-mail: eu@dhtankers.com